    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 2001
                                                  REGISTRATION NO. 333-62854
                                                                       ---------
================================================================================


                                   ----------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                                    FORM S-3
                         PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                   ----------

                               CNET NETWORKS, INC.
             (Exact Name of Registrant as Specified in its Charter)


           DELAWARE                           7812                      13-3696170
(State or Other Jurisdiction of    (Primary Standard Industrial      (I.R.S. Employer
 Incorporation or Organization)    Classification Code Number)    Identification Number)


                                   ----------

                               150 CHESTNUT STREET
                             SAN FRANCISCO, CA 94111
                                 (415) 395-7800
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                   ----------


                                  SHARON LE DUY
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               CNET NETWORKS, INC.
                               150 CHESTNUT STREET
                             SAN FRANCISCO, CA 94111
                                 (415) 395-7800

                                   ----------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ----------



                         CALCULATION OF REGISTRATION FEE


                                                  Proposed Maximum
                                                      Aggregate       Proposed Maximum
  Title of Each Class of         Amount to be      Offering Price          Aggregate            Amount of
Securities to be Registered       Registered        per Share(1)      Offering Price(1)     Registration Fee
---------------------------      ------------     ----------------    -----------------     ----------------

Common Stock, par value
     $0.0001 per share            2,203,098            $5.78(1)        $12,733,907(2)         $3,477.84(2)

(1) The Price of $ $5.78, the average of the high and low prices of CNET's common stock on the Nasdaq Stock Market's National Market on September 18, 2001 is set forth solely for the purpose of computing the registration fee pursuant to Rule 457(c).

(2) $1,764.75 was previously paid on June 12, 2001 for 650,000 shares of common stock based on an average of the June 8, 2001 high and low prices of $10.86. $1,519.09 was previously paid on August 13, 2001 for 773,341 shares of common stock based on an average of the August 10, 2001 high and low price of $10.64.


                                   ----------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a) MAY DETERMINE.

================================================================================

                                   PROSPECTUS

                                2,203,098 SHARES


                               CNET Networks, Inc.

                                  Common Stock


         This prospectus relates to the public offering, which is not being underwritten, of 2,203,098 shares of our common stock, which is held by certain of our current stockholders identified in this prospectus. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.


         The prices at which such stockholders may sell their shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.


         Our common stock is quoted on the Nasdaq National Market under the symbol "CNET." On September 18, 2001, the average of the high and low prices of our common stock was $5.78.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF RISKS AND UNCERTAINTIES YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT IN OUR COMMON STOCK.


                                   ----------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                   ----------


                 The date of this prospectus is September 19, 2001.

         No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering of our common stock made by this prospectus. Any information given, or any representation made, apart from those set forth in this prospectus must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstance, create an implication that the information contained in this prospectus is accurate or complete as of any time subsequent to the date of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the common stock covered by this prospectus, nor does it constitute an offer to, or solicitation of, any person in any jurisdiction in which such an offer or solicitation may not lawfully be made.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Commission. Our 1934 Act file number is 0-20939. You may read and copy any document we file with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the Commission are also available to the public at the Commission's web site at http://www.sec.gov.

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the Commission will update and supersede information filed earlier. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.


         (a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed on April 2, 2001.

         (b) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 30, 2000.

         (c) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 as filed on May 14, 2001.

         (d) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 as filed on August 14, 2001.

         (e) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000 as filed on May 15, August 14 and November 14, 2000, respectively.

         (f) Our Current Reports on Form 8-K, as filed on January 23, 2001, January 26, 2001, and February 7, 2001.

         (g) The description of our common stock set forth in our Registration Statement on Form 8-A, as filed on July 2, 1996.

         (h) The Ziff-Davis Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed April 13, 2000.

         (i) The Ziff-Davis Inc. Quarterly Report on Form 10-Q for the fiscal year ended June 30, 2000, as filed August 14, 2000.


         You may request a copy of these filings, at no cost, by writing or telephoning us at CNET Networks, Inc., 150 Chestnut Street, San Francisco, California 94111, Attention: Corporate Secretary.

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized any person to provide you with different information. We are not making an offer of these securities in any state where offers are not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any time subsequent to the date of this prospectus.

                                   THE COMPANY

CNET Networks, Inc., the global source of technology and commerce- related information, data, exchanges and services, produces a branded Internet network, a print publication, a computer product database and television and radio programming for both consumers and businesses. Using unbiased content as our platform, CNET Networks has built marketplaces for technology and consumer products, and, through our CNET Data Services subsidiary, is the primary provider of information powering the computer and electronics sales and distribution channels.

The Company's Internet operations are comprised of our Internet network, CNET Data Services and CNET ChannelOnline businesses. The Company's Internet network -- including CNET.com, ZDNet.com, mySimon.com, and its dozens of sub-brands -- serves millions of users each day. Our global media network includes an Internet presence in over 25 countries. CNET Data Services (CDS) licenses access to its multi-lingual product database to U.S. and European online computer retailers, resellers and e-commerce companies. CNET ChannelOnline is a Web browser-based application provided to Value Added Resellers (VARs) and coupled with CDS' data to streamline business and technology transactions in a centralized product procurement marketplace.

The Company's broadcast and publishing operations are comprised of television, radio and print businesses. The Company's News.com television programming airs on CNBC on Saturday and Sunday afternoons. CNET Radio airs in the San Francisco Bay Area on KNEW 910 AM. CNET Networks' Computer Shopper magazine boasts a circulation of more than 500,000 and continues as the largest selling computer publication on newsstands.

We seek to use our editorial, technical, and programming expertise and our product databases to provide news, product information, product reviews, prices and availability to help business and consumers make informed technology and non-technology buying decisions. Based on the volume of traffic over our branded online network, we have established a leadership position in our market. In 2000, CNET Networks' millions of online users viewed more than 12.2 billion pages, on a full year, combined basis, including CNET.com, ZDNET.com and mySimon.com, making CNET Networks the most used source for computer and technology information.

CNET Networks' products and services provide a platform for advertisers to create brand awareness and sell products to our large, tech-savvy audience. The Company is also actively providing information and services to business to enable and enhance online retailing of computer and technology products. Our products and services are designed to inform buyers and link them with sellers of products and services to create a dynamic, efficient marketplace.

We earn revenues from:

         - sales of digital marketing, banner and sponsorship advertisements on our internet network
         - fees based on the number of CNET.com, ZDNet.com and mySimon.com users who click on an advertisement or text link to visit the websites of our merchant partners, which we refer to as "leads"
         -        revenues from licensing our original content
         -        revenues from licensing our CDS product database
         - revenues from subscriptions to our ChannelOnline product procurement service
         - advertising sales and licensing fees from our print publication, television and radio programming

For the year ended December 31, 2000, CNET earned total revenues of $264.0 million and recognized a net loss of $484.0 million. For the six-month period ended June 30, 2001, CNET earned total revenues of $146.2 million and recognized a net loss of $534.7 million.

Our common stock is quoted on NASDAQ under the symbol "CNET." Our principal executive offices are located at 150 Chestnut Street, San Francisco, California 94111. Our telephone number is (415) 364-7800.

                                  RISK FACTORS

CNET NETWORKS HAS A LIMITED OPERATING HISTORY AND A HISTORY OF OPERATING LOSSES, WHICH MAKES YOUR EVALUATION OF CNET DIFFICULT. WE CANNOT ASSURE YOU THAT CNET WILL REPORT NET INCOME IN THE FUTURE.

CNET has a limited operating history. CNET's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in the relatively new and rapidly evolving market for Internet products, content and services. These risks include:

- an evolving business model

- uncertain acceptance of new services

- competition

- management of growth

We cannot assure you that CNET will succeed in addressing these risks. If CNET fails to do so, its revenues and operating results could be materially reduced.

Additionally, CNET's limited operating history, the evolving nature of the Internet and the emerging nature of the markets in which it competes makes prediction of future operating results difficult or impossible. We cannot assure you that CNET's revenues will increase or continue at their current level or that it will generate positive cash flow from operations in future periods.

CNET has incurred significant operating losses since inception. Although CNET has achieved operating profitability in some reporting periods, it has experienced operating losses in subsequent periods, including in the first quarter of 2001. For the year ended December 31, 2000, CNET recognized a net loss of $484.0 million and an accumulated deficit of $118.2 million. For the six-month period ended June 30, 2001, CNET recognized a net loss of $534.7 million and an accumulated deficit of $652.9 million. CNET may incur additional losses in the future. CNET has significant amortization of goodwill created in the ZD merger as well as from its acquisition of mySimon, Inc. As of December 31, 2000, $479.9 million of net goodwill amortization remained from the mySimon acquisition and $1,395.7 million of net goodwill amortization remained from the Ziff-Davis Inc. merger. As of June 30, 2001, $369.2 million of net goodwill amortization remained from mySimon acquisition and $1,135.0 million of net goodwill amortization remained from the Ziff-Davis Inc. merger. The mySimon goodwill will be fully amortized by February 2003. The ZDNet amortization will be fully amortized by October 2003. Even if CNET achieves operating profitability, it is unlikely to generate profits after inclusion of the goodwill amortization until the goodwill is fully amortized. CNET cannot be certain that it will achieve, sustain or increase profitability in the future, with or without goodwill amortization. Any failure to significantly increase its revenue would materially adversely affect CNET's business, operating results and financial condition.

CNET MAY EXPERIENCE FLUCTUATIONS IN OPERATING RESULTS AND MAY NOT BE ABLE TO ADJUST SPENDING IN TIME TO COMPENSATE FOR ANY UNEXPECTED REVENUE SHORTFALL.

CNET may experience fluctuations in its revenues as a result of a variety of factors, many of which are outside its control. For example, CNET experienced a decrease in revenue in the first quarter of 2001 compared to expectations due to a slowdown in spending by many advertisers, especially technology advertisers, who experienced a slowdown in sales during the same period. It is not clear how long this slowdown will last, and similar slowdowns could occur in the future.

CNET may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to planned expenditures could materially reduce CNET's operating results and materially and adversely affect its financial condition.

Factors that may adversely affect operating results include:

- demand for advertising

- the addition or loss of advertisers, and the size and timing of the advertising purchases of individual advertisers

- seasonal trends in Internet use and advertising, including the weighting of much advertising spending toward the fourth quarter

- the amount and timing of capital expenditures and other costs, including marketing costs, relating to CNET's Internet, television and radio operations and costs relating to the expansion of CNET's operations and the introduction of new sites and services

- competition

- CNET's ability to manage effectively its development of new business segments and markets

- CNET's ability to successfully manage the integration of operations and technology acquisitions and other business combinations

- CNET's ability to upgrade and develop its systems and infrastructure

- technical difficulties, system downtime, Internet brownouts or denial of service or other similar attacks

- general economic conditions, as well as economic conditions specific to advertising, the Internet and Internet media


- economic uncertainty created following the terrorist attacks of September 11, 2001


Due to all of the foregoing factors, CNET's operating results may fall below its expectations or the expectations of securities analysts or investors. If this happens, the trading price of CNET's common stock would likely be materially and adversely affected.

CNET'S INTERNET, TELEVISION AND RADIO CONTENT AND SERVICES MAY NOT ACHIEVE CONTINUED ACCEPTANCE, WHICH COULD ADVERSELY AFFECT ITS PROFITABILITY.

CNET's future success depends upon its ability to deliver original and compelling content and services that attract and retain users. We cannot assure you that CNET's content and services will be attractive to a sufficient number of users to generate revenues sufficient to sustain operations. In addition, we cannot assure you that any new content or services will be developed in a timely or cost-effective manner.

The successful development and production of content and services is subject to numerous uncertainties, including the ability to:

- anticipate and successfully respond to rapidly changing consumer tastes and preferences

- obtain favorable distribution rights

- fund new program development

- attract and retain qualified editors, producers, writers, technical personnel and television and radio hosts

On September 6, 2001, CNET announced that it ceased production of the "News.com" television show which has aired weekly on CNBC since 1999.

If CNET is unable to develop content and services that allow it to attract, retain and expand a loyal user base that is attractive to advertisers and sellers of technology products, CNET will be unable to generate revenue.

COMPETITION IS INTENSE AND IS EXPECTED TO INCREASE SIGNIFICANTLY. CNET'S FAILURE TO COMPETE SUCCESSFULLY COULD ADVERSELY AFFECT ITS PROSPECTS AND FINANCIAL RESULTS.

The market for Internet content and services is new, intensely competitive and rapidly evolving and we expect the competition to increase significantly. It is not difficult to enter this market and current and new competitors can launch new Internet sites at relatively low cost. CNET derives its revenue primarily from advertising, for which it competes with various media including newspapers, television, radio and various Internet sites that offer consumers information similar to that to be provided by CNET. We cannot assure you that CNET will compete successfully with current or future competitors. Moreover, increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our future revenue and profits.

If CNET does not compete successfully for new users and advertisers, its financial results may be materially and adversely affected.

TO REMAIN COMPETITIVE, CNET MUST MANAGE ITS OPERATIONS. FAILURE TO EFFECTIVELY MANAGE GROWTH COULD RESULT IN CNET'S INABILITY TO SUPPORT AND MAINTAIN ITS OPERATIONS.


CNET has rapidly and significantly expanded its operations. We anticipate that CNET will need to further coordinate operations and recently-acquired business units to address effectively potential market opportunities, including any continued expansion of CNET's operations internationally as well as in its "channel" initiatives as described in the "Business" section. This rapid growth has placed, and we expect it to continue to place, a significant strain on our management, operational and financial resources. We cannot assure you that:

- CNET's current personnel, systems, procedures and controls will be adequate to support CNET's future operations

- management will be able to continue to coordinate operations and employees successfully on a global level

- management will be able to maintain beneficial working relationships with employees, business partners and users during the coordination process

- management will be able to successfully identify and exploit existing and potential market opportunities

In addition, CNET could experience a materially negative impact on earnings as a result of expenses associated with its recent growth, whether through internal development or through acquisitions.

IF CNET IS UNABLE TO ATTRACT NEW CUSTOMERS TO ITS SUPPLY CHANNEL BUSINESSES, IT COULD FAIL TO ACHIEVE EXPECTATIONS FOR REVENUE GROWTH.

CNET's expectations for revenue growth depend in part upon growth in its businesses that do not derive revenues from advertising. These include its "channel" business initiatives aimed at supplying data to and creating marketplaces for the IT supply channel. CNET's ability to meet expectations for revenue growth may depend in part upon its ability achieve new licenses for the data product and to obtain new customers to the ChannelOnline product. If CNET is unable to attract new customers to these channel products, it could fail to achieve its revenue growth expectations.

IF CNET'S INTERNET USER BASE DOES NOT CONTINUE TO GROW, IT MAY FAIL TO ACHIEVE EXPECTATIONS FOR REVENUE GROWTH.

The rapid growth in the use of and interest in the Internet is a recent phenomenon. We cannot assure you that acceptance and use of the Internet will continue to develop or that CNET will be able to attract a sufficient number of users to support growth expectations for its business. If use of the Internet does not continue to grow or grows more slowly than expected, if CNET does not attract more users despite Internet growth, or if the Internet infrastructure does not effectively support growth that may occur, CNET's revenues and financial condition would be materially and adversely affected.

CNET DEPENDS ON ADVERTISING AS A PRINCIPAL SOURCE OF ITS REVENUE. CNET'S FINANCIAL RESULTS WILL BE ADVERSELY AFFECTED IF IT FAILS TO SUSTAIN ADVERTISING REVENUES OR LEAD FEES.

CNET's revenues are derived in large part from the sale of advertising and other fees, such as lead fees, from sellers of technology products on the Internet. It is expected that CNET will continue to derive a significant portion of its revenue from these services. Many of CNET's advertising contracts are subject to termination by the customer at any time on thirty-day prior written notice or it may be difficult to obtain performance from advertisers who have longer-term contracts. If CNET loses advertising customers, fails to attract new customers or is forced to reduce advertising rates in order to retain or attract customers, its revenues and financial condition will be materially and adversely affected. CNET's ability to generate advertising revenue will depend on several factors, including:

- macroeconomic factors such as the general condition of the economy and consumer spending, which drive advertising purchases

- the continued development of the Internet as an advertising medium

- the pricing of advertising on other Internet sites

- the amount of traffic on CNET's network of sites

- pricing pressures, delays and new product launches

- CNET's ability to achieve, demonstrate and maintain attractive user demographics

- CNET's ability to develop and retain a skilled advertising sales force.

CNET DEPENDS ON, AND RECEIVES A SIGNIFICANT PERCENTAGE OF ITS REVENUE FROM, A LIMITED NUMBER OF ADVERTISERS.

A relatively small number of advertisers contribute a significant percentage of CNET's revenue. The Company's top one hundred advertisers contribute to eighty percent or more of CNET's online revenue advertising. These advertising clients, may not continue to use CNET's services to the same extent, or at all, in the future. A significant reduction in advertising by one or more of CNET's largest advertisers could have a material adverse effect on CNET's profits and liquidity.

CNET'S ADVERTISING AND OTHER OPERATING REVENUES MAY BE SUBJECT TO SEASONALITY AND CYCLICALITY, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON ITS REVENUES AND OPERATING RESULTS.


We believe that advertising sales in traditional media, such as television and print, are generally lower in the first and third calendar quarters of each year than in other quarters and that advertising expenditures fluctuate significantly with economic cycles. We believe that the same seasonality and cyclicality trends have become more pronounced for Internet advertising. Seasonality and cyclicality in advertising expenditures generally, or with respect to Internet-based advertising specifically, could have a material adverse effect on CNET's business, prospects, financial condition and operating results because advertising expenditures will account for substantially all of CNET's revenues. On September 6, 2001, CNET announced that it ceased production of the "News.com" television show, which has aired weekly on CNBC since 1999. CNET may also experience seasonality in its operating results, particularly in connection with its shopping services, which may reflect seasonal trends in the retail industry. The level of consumer retail spending generally decreases in the first and third calendar quarters.


INABILITY TO ATTRACT AND RETAIN KEY PERSONNEL COULD ADVERSELY AFFECT CNET'S ABILITY TO OPERATE.

CNET's success depends to a large extent on the continued services of Shelby W. Bonnie, Dan Rosensweig and the other members of CNET's senior management team. CNET's success is also dependent on our ability to identify, attract, retain and motivate other highly skilled officers, key employees and personnel in a very competitive job environment. CNET does not have long-term employment agreements with any of its key personnel and does not maintain "key person" life insurance policies on any of its officers or other employees.

CNET MAY NEED TO SPEND SIGNIFICANTLY MORE MONEY ON ADVERTISING IN THE FUTURE.

We cannot assure you that our advertising campaigns, or any other advertising campaign CNET may launch in the future, will be effective. To remain competitive, CNET may need to spend significantly more money on advertising in the future and such additional costs could materially and adversely affect CNET's profits.

CNET'S ABILITY TO ACHIEVE ITS LONG TERM OPERATING MARGIN TARGETS DEPENDS ON ITS SUCCESSFUL DEPLOYMENT OF COMMON DATA, INFORMATION, AD DELIVERY AND COMMERCE PLATFORMS

In order to achieve improvements in its long-term operating margins, CNET has undertaken a significant capital project to unify the data, information, ad delivery and commerce platforms throughout its Internet network. If CNET is not able to successfully complete this process, it could experience significant expense as well as a failure to improve efficiencies in its business, which could prevent it from reaching its long-term operating margin targets.

CNET DEPENDS ON ARRANGEMENTS WITH THIRD PARTIES FOR INTERNET TRAFFIC TO ITS SITES AND ITS FAILURE TO DEVELOP AND MAINTAIN RELATIONSHIPS WITH THIRD PARTIES COULD ADVERSELY AFFECT CNET'S FINANCIAL CONDITION.

CNET relies on the cooperation of owners and operators of other Internet sites with whom it has syndication and other arrangements to generate traffic for its Internet sites. CNET's ability to maintain these relationships will continue to be critical to the success of CNET's Internet operations. If CNET is unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if CNET's competitors are better able to capitalize on these relationships, CNET's financial condition and operating results will be materially and adversely affected.

CNET MAY HAVE DIFFICULTIES WITH ITS ACQUISITIONS AND INVESTMENTS, WHICH COULD ADVERSELY AFFECT ITS GROWTH AND FINANCIAL CONDITION.

From time to time, CNET may consider new business opportunities and ventures, including acquisitions, in a broad range of areas. Any decision by CNET to pursue a significant business expansion or new business opportunity would be accompanied by risks, including, among others:

- requiring CNET to invest a substantial amount of capital, which could have a material adverse effect on its financial condition and its ability to implement its existing business strategy

- requiring CNET to issue additional equity interests, which would be dilutive to its current stockholders

- placing additional, substantial burdens on CNET's management personnel and our financial and operational systems

- the difficulty of assimilating the operations, technology and personnel of the combined companies

- the potential disruption of our ongoing business

- the possible inability to retain key technical and managerial personnel

- additional expenses associated with amortization of goodwill and other purchased intangible assets

- additional operating losses and expenses associated with the activities and expansion of acquired businesses

- the possible impairment of relationships with existing employees and advertising customers

In addition, we cannot assure you that CNET will be successful in overcoming these risks or any other problems encountered in connection with any transaction or that any transaction will be profitable.

CNET HAS EXPANDED ITS INTERNATIONAL OPERATIONS AND MAY ENCOUNTER A NUMBER OF PROBLEMS IN FOREIGN COUNTRIES. THERE ARE ALSO A NUMBER OF RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD ADVERSELY AFFECT CNET'S BUSINESS.


CNET has three wholly owned subsidiaries in England, France, Germany and Australia. In addition, CNET has an international presence through joint venture and other partnership arrangements in China, India, Korea and Italy. CNET also has license arrangements in various other countries throughout the world.
CNET has no current plans to expand into additional international markets.

There are certain risks inherent in doing business in international markets, such as the following:

- uncertainty of product acceptance by different cultures

- unforeseen changes in regulatory requirements

- difficulties in staffing and managing multinational operations

- state-imposed restrictions on the repatriation of funds

- currency exchange-rate fluctuations

- difficulties in finding appropriate foreign licensees or joint venture partners

- potential adverse tax consequences

There is a risk that such factors will have an adverse effect on CNET's ability to successfully operate internationally and on its profits and liquidity.

CNET MAY NOT BE ABLE TO ACQUIRE OR MAINTAIN DOMAIN NAMES, WHICH COULD ADVERSELY AFFECT ITS ABILITY TO OPERATE ITS ONLINE SITES.


CNET currently holds various Web domain names relating to its brand and sites in the United States. Because certain local restrictions prevent CNET from owning its primary domain names in every country where CNET maintains a presence, some of CNET's business partners own certain domain names in some countries. In addition, third parties have registered domain names containing CNET's trademarks throughout the world, making them unavailable to the Company absent legal action. There is a possibility that individuals may confuse third party-owned Internet sites with those owned by the Company and its affiliates. Litigation to stop third parties from using such domain names may be expensive. Government agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change. We cannot assure you that CNET will be able to acquire or maintain relevant domain names in all countries where it will conduct business. We believe that we own all domain names necessary to conduct our business; however, any inability to acquire or maintain domain names could have a material adverse effect on CNET's business.


CHANGES IN REGULATIONS COULD ADVERSELY AFFECT THE WAY THAT CNET OPERATES.

It is possible that new laws and regulations in the U.S. and elsewhere will be adopted covering issues affecting CNET's business, including:

- privacy

- copyrights, trademarks and domain names

- obscene or indecent communications

- pricing, characteristics and quality of Internet products and services

Increased government regulation, or the application of existing laws to online activities, could:

- decrease the growth of the Internet

- reduce CNET's revenues

- increase CNET's operating expenses

- expose CNET to significant liabilities

Any of these occurrences could have a material adverse effect on CNET's profits and liquidity.

We cannot be sure what effect any future material noncompliance by CNET with these laws and regulations or any material changes in these laws and regulations could have on CNET's business.

CNET MAY BE SUBJECT TO SYSTEM DISRUPTIONS, WHICH COULD ADVERSELY AFFECT ITS REVENUES.

CNET's ability to attract and maintain relationships with users, advertisers, merchants and strategic partners will depend on the satisfactory performance, reliability and availability of its Internet channels and network infrastructure. CNET's Internet advertising revenues relate directly to the number of advertisements delivered to its users. System interruptions or delays that result in the unavailability of Internet channels or slower response times for users would reduce the number of advertisements and sales leads delivered to such users and reduce the attractiveness of CNET's Internet channels to users, strategic partners and advertisers or reduce the number of impressions delivered and thereby reduce revenue. In the past 6 months, some of CNET's smaller sub-sites have experienced approximately five brief service interruptions that were a result of security and other issues. CNET will continue to suffer future interruptions from time to time whether due to natural disaster, telecommunications failure, other system failure, rolling blackouts, viruses hacking or other events. System interruptions or slower response times could have a material adverse effect on CNET's revenues and financial condition.


CNET'S NETWORKS MAY BE VULNERABLE TO UNAUTHORIZED PERSONS ACCESSING ITS SYSTEMS, WHICH COULD DISRUPT ITS OPERATIONS AND RESULT IN THE THEFT OF ITS PROPRIETARY INFORMATION.

A party who is able to circumvent CNET's security measures could misappropriate proprietary information or cause interruptions or malfunctions in its Internet operations. CNET may be required to expend significant capital and resources to protect against the threat of security breaches or to alleviate problems caused by breaches in security. For example, so-called "spiders" have and can be used in efforts to copy CNET's databases, including CNET's database of technology products and prices.

Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet, particularly as a means of conducting commercial transactions. To the extent that CNET's activities or the activities of third party contractors involve the storage and transmission of proprietary information, such as computer software or credit card numbers, security breaches could expose CNET to a risk of loss or litigation and possible liability. We cannot assure you that contractual provisions attempting to limit CNET's liability in these areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of CNET's agreements.

CNET'S BUSINESS INVOLVES RISKS OF LIABILITY CLAIMS FOR INTERNET, TELEVISION AND RADIO CONTENT OR TECHNOLOGY, WHICH COULD RESULT IN SIGNIFICANT COSTS.

As a publisher and a distributor of content over the Internet, television and radio, CNET may face potential liability for:

- defamation

- negligence

- copyright, patent or trademark infringement

- other claims based on the nature and content of the materials published or distributed

These types of claims have been brought, sometimes successfully, against online services and publishers of television and radio content. In addition, CNET could be exposed to liability in connection with material indexed or offered on CNET's Internet sites or for information collected from and about its users. There has been a recent increase in the granting and attempted enforcement of business process patents that cover practices that may be widely employed in the Internet industry. If CNET is found to violate any such patent and it is unable to enter into a license agreement on reasonable turns, its ability to offer services could be materially and adversely affected. We cannot assure you that third parties or users will not bring claims against CNET relating to proprietary rights or use of personal information. Although CNET will carry general liability insurance, its insurance may not cover potential claims of defamation, negligence and similar claims, and it may or may not apply to a particular claim or be adequate to reimburse CNET for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on CNET's financial condition.

CNET DEPENDS ON LICENSED TECHNOLOGY FROM THIRD PARTIES AND ITS FAILURE TO MAINTAIN THESE ARRANGEMENTS COULD ADVERSELY AFFECT ITS OPERATIONS.

CNET relies on technology licensed from third parties for use in operating and managing its Internet sites and providing related services to users and advertisers. CNET's ability to generate revenue from Internet commerce may also depend on data encryption and authentication technologies that it may be required to license from third parties. We cannot assure you that these third party technology licenses will be available at all or will continue to be available to CNET on acceptable commercial terms or that they will operate as intended.

CNET'S DEBT OBLIGATIONS EXPOSE CNET TO RISKS THAT COULD ADVERSELY AFFECT ITS FINANCIAL CONDITION.

CNET's debt outstanding at December 31, 2000 was approximately $186.0 million. CNET may incur substantial additional debt in the future. The level of CNET's indebtedness, among other things, could:

- make it difficult for CNET to make payments on its debt as described below

- make it difficult for CNET to obtain any necessary financing in the future for working capital, capital expenditures, and debt service, acquisitions or general corporate purposes

- limit CNET's flexibility in planning for or reacting to changes in its business

- reduce funds available to use for our operations

- impair our ability to incur additional debt because of financial and other restrictive covenants

- make CNET more vulnerable in the event of a downturn in its business or an increase in interest rates

If CNET experiences a decline in revenues due to any of the factors described in this Risk Factors section or otherwise, it could have difficulty paying interest and other amounts due on its indebtedness. If CNET is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if it fails to comply with the various requirements of its indebtedness, CNET would be in default, which would permit the holders of its indebtedness to accelerate the maturity of the indebtedness and could cause defaults under its other indebtedness. Any default under its indebtedness could have a material adverse effect on CNET's financial condition.

THE PRICE OF CNET COMMON STOCK IS SUBJECT TO WIDE FLUCTUATION.

The trading price of CNET common stock is subject to wide fluctuations. Trading prices of CNET common stock may fluctuate in response to a number of events and factors, including:

- quarterly variations in operating results

- announcements of innovations

- new products, strategic developments or business combinations by CNET or its competitors

- changes in the financial estimates of CNET or securities analysts

- changes in recommendations of securities analysts

- the operating and securities price performance of other companies that investors may deem comparable to CNET

- news reports relating to trends in the Internet

- other events or factors

In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the trading price of CNET common stock. These fluctuations may make it more difficult to use stock as currency to make acquisitions that might otherwise be advantageous, or to use stock options as a means to attract and retain employees.

Any shortfall in revenue or earnings compared to analysts' or investors' expectations could cause, and has in the past, an immediate and significant decline in the trading price of our common stock. In addition, we may not learn of such shortfalls or delays until late in the fiscal quarter, which could result in an even more immediate and greater decline in the trading price of our common stock.

CNET HAS A SUBSTANTIAL NUMBER OF SHARES OF COMMON STOCK THAT MAY BE SOLD, WHICH COULD AFFECT THE TRADING PRICE OF CNET COMMON STOCK.


CNET has a substantial number of shares of common stock subject to stock options, and CNET's notes may be converted into shares of CNET common stock. In addition, as of June 30, 2000, CNET had over 263 million shares of authorized but unissued shares of CNET common stock that are available for future sale. As of August 31, 2001, CNET also had options outstanding to purchase approximately 29,882,249 shares of CNET common stock and notes outstanding that were convertible into approximately 4,622,623 shares of CNET common stock. We cannot predict the effect, if any, that future sales of shares of CNET common stock or notes, or the availability of shares of CNET common stock or notes for future sale, will have on the market price of CNET's common stock. In addition, Softbank, which owns approximately 17% of CNET's outstanding common stock, has a right, pursuant to registration rights granted under the stockholder agreement, to require CNET to register for public sale CNET common stock owned by Softbank. Sales of substantial amounts of CNET common stock, including shares issued in connection with acquisitions, upon the exercise of stock options or warrants or the conversion of debt securities, or the perception that such sales could occur, may adversely affect prevailing market prices for CNET's common stock.


PROVISIONS OF CNET'S CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS.

Some provisions in CNET's certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. CNET's stockholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the current market price for our common stock. Among other things, CNET's certificate of incorporation and bylaws:

- authorize its board of directors to issue preferred stock with the terms of each series to be fixed by our board of directors

- divide CNET's board of directors into three classes so that only approximately one-third of the total number of directors is elected each year

- permit directors to be removed only for cause

- specify advance notice requirements for stockholder proposals and director nominations

In addition, with some exceptions, the Delaware General Corporation Law restricts or delays mergers and other business combinations between CNET and any stockholder that acquires 15% or more of CNET's voting stock.

THERE ARE SEVERAL LAWSUITS IN WHICH CNET IS A DEFENDANT WHICH COULD MATERIALLY AND ADVERSELY AFFECT THE BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CNET.

CNET is a defendant in numerous lawsuits, as described in Item 3, Legal Proceedings of CNET's Annual Report on 10-K for the year ended December 31, 2000, incorporated herein by reference. Settlement costs relating to these actions could be substantial, and the defense of these actions may divert management's attention and resources. If the plaintiffs prevail in these actions, any judgments awarded by the courts could have a material adverse effect on CNET's financial condition.

OWNERSHIP OF CNET COMMON STOCK WILL BE CONCENTRATED IN A SMALL GROUP OF STOCKHOLDERS WHOSE INTERESTS MAY DIFFER FROM THOSE OF OTHER STOCKHOLDERS.

Softbank and Shelby Bonnie, the chairman and chief executive officer of CNET, together control approximately 24% of the outstanding common stock of CNET. The concentration of ownership of the common stock of CNET may delay, prevent or deter a change in control, could deprive other stockholders of an opportunity to receive a premium for their common stock as part of a sale of CNET or its assets and may adversely affect the market price of CNET common stock. Also, these stockholders can exert significant control over actions requiring the approval of a majority of the voting stock, including amendments to our charter. Commercial and other transactions between CNET, on the one hand, and the directors, officers and major stockholders of CNET and their affiliates, on the other, create potential for, or could result in, conflicting interests.

CHANGES TO ACCOUNTING RULES REGARDING GOODWILL COULD MAKE OUR REPORTED RESULTS LESS PREDICTABLE


In July 2001, accounting rules regarding the accounting for goodwill were changed by the Financial Accounting Standards Board ("FASB"). Changes to these rules may have a significant impact on our reported financial results. The new FASB standards relating to accounting for goodwill could make our acquisition-related charges less predictable in any given reporting period. Statement of Accounting Standards No. 142 "Goodwill and Other Intangible Assets" establishes a new standard for accounting for goodwill acquired in a business combination. It continues to require recognition of goodwill as an asset but does not permit amortization of goodwill as was required by Accounting Principles Board ("APB") Opinion No. 17, Intangible Assets. Under the new statement, goodwill will be separately tested for impairment using a fair-value-based approach when an event occurs indicating the potential for impairment. The change from an amortization approach to an impairment approach would apply to previously recorded goodwill, as well as goodwill arising from acquisitions completed after the application of the new standard. Upon adoption, our goodwill amortization charges will cease. However, it is possible that in the future, we would incur less frequent, but larger, impairment charges related to the goodwill already recorded as well as any goodwill arising out of future acquisitions. Accordingly, our future earnings may be subject to significant volatility, particularly on a period-to-period basis.


OUR INTANGIBLE ASSETS MAY NOT BE RECOVERABLE


We have a substantial amount of intangible assets. As of December 31, 2000 CNET had intangible assets worth $135.1 million comprised primarily of content, registered users, tradenames, assembled workforce and email subscriptions, in addition to goodwill of $1,967.1 million. Although we currently believe our intangible assets are recoverable, changes in the economy, the business in which we operate and our own relative performance could change the assumptions used to evaluate intangible asset recoverability. If these changes were to occur and the intangible assets were determined to not be recoverable, a significant impairment charge would result.

We perform an intangible asset recoverability analysis when indicators of impairment exist, which is based on our most recent internal cash flow projections over the respective lives of the related intangible assets. These projections are consistent with the fiscal 2001 revenue and EBITDA loss guidance that we have provided to the investment community. On July 24, 2001, CNET provided the following guidance for fiscal year 2001 as part of its quarterly earnings press release: revenues of $290 million to $300 million and an EBITDA loss of $55 million to $40 million. The foregoing guidance was effective only as of July 24, 2001 for fiscal year 2001.


CALIFORNIA'S ENERGY CRISIS COULD HAVE AN ADVERSE EFFECT ON OUR OPERATIONS

California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. When power reserves for California become low, the state has on some occasions, implemented, and may in the future continue to implement, rolling blackouts throughout the state. To date, only one or two of CNET's smaller sub-sites have been briefly affected by approximately three power outages. If blackouts interrupt our power supply, we may temporarily be unable to operate. Any such interruption in our ability to continue operations could damage our reputation, harm our ability to retain existing customers and to obtain new customers and could result in lost revenue, any of which could substantially harm our business and results of operations. In addition, the shortages in wholesale electricity supplies have caused power prices to increase significantly in California. If wholesale prices continue to increase, our operating expenses will likely increase.

                                 USE OF PROCEEDS


We are registering up to 2,203,098 shares of our common stock covered by this prospectus on behalf of the selling stockholders named in the table set forth on page 23 of this prospectus. Up to 1,429,757 of these shares were issued in connection with our acquisition of Nordby International, Inc. on July 29, 1999. The remaining 773,341 shares were issued in connection with our acquisition of TechRepublic Holdings, Inc. on July 2, 2001. This prospectus also covers any additional shares of our common stock which may become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction that is effected without the receipt of consideration and results in an increase in the number of shares of our common stock that are outstanding.

We will receive no proceeds from the sale of the shares of our common stock covered by this prospectus. The named selling stockholders and their respective permitted transferees may sell the shares from time to time and will receive all proceeds from such sales, less any commissions, concessions or discounts payable to broker-dealers or agents. Permitted transferees include pledgees, donees, transferees or other successors-in-interest who receive shares from the named selling stockholders after the date of this prospectus. Throughout this prospectus, the named selling stockholders and their respective permitted transferees are collectively referred to as the "selling stockholders."

                         DETERMINATION OF OFFERING PRICE

The selling stockholders will act independently of us in making decisions regarding the offering price of the shares of our common stock to be sold by them. Sales will likely be made at prices related to the market price at the time of the sale or upon privately negotiated terms then prevailing.

                              SELLING STOCKHOLDERS


         The following table sets forth certain information regarding the beneficial ownership of the common stock, as of July 2, 2001, by each of the selling stockholders. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. MINK Investment, LLC acquired our shares in connection with our July 29, 1999 acquisition of Nordby International, Inc. The remaining stockholders acquired their shares in connection with our acquisition of TechRepublic Holdings, Inc., which we acquired on July 2, 2001. The registered shares were issued as part of the purchase price in each of those acquisitions. As part of the purchase price, former stockholders of TechRepublic Holdings, Inc. also received cash for their shares.

         The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us other than as a result of the ownership of our common stock or other securities of ours or as a result of their employment with us as of the date of the closing of the acquisition of Nordby International, Inc. or TechRepublic Holdings, Inc., as the case may be. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

         Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities and Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole vote and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding common stock as of August 8, 2001, adjusted as required by rules promulgated by the SEC.



Name of Selling         Number of Shares       Number of Shares under this
Stockholder            Beneficially owned             Prospectus(1)
--------------------   ------------------      ---------------------------

MINK Investment,        Up to 2,234,757             Up to 1,429,757
LLC

Gartner, Inc.                   755,058                     755,058

J. Thomas Cottingham              7,699                       7,699

Kimberly B. Spalding              3,132                       3,132

Jit Agarwal                         148                         148

Jeffrey Yocom                     1,409                       1,409

Jonathan Pyles                      678                         678

Techra, LLC                       1,066                       1,066

William Lansing                     934                         934

RKB Capital, L.P.                   544                         544

GHF Investments                     281                         281

Joel Ronning                        224                         224

Ken Miller                          224                         224

i-Hatch Advisors, L.P.              224                         224

PL Investment                       224                         224
Partners, LLC

Robert C. Lux                       215                         215

Perry W. Steiner                    132                         132

James P. Lansing                    113                         113

Brian Luedtke                       112                         112

Jon Rubin                           112                         112

Accelerator Holdings,               112                         112
LLC

Wade Myers                          110                         110

Escampo Peach Ltd.                  102                         102

Charles K. Brown                     32                          32

Steve Fricke                        437                         437

Nathanial Cadle                       6                           6

Jacqueline Hodges                    13                          13


(1) This prospectus also covers any additional shares of our common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction that is effected without the receipt of consideration and results in an increase in the number of shares of our common stock that are outstanding.

                              PLAN OF DISTRIBUTION

The selling stockholders will determine the timing, manner and size of each sale of the shares of our common stock covered by this prospectus. The sales may be made on one or more exchanges, in the over-the-counter market or otherwise. The selling stockholders may effect sales of their shares through broker-dealers using one of the following methods:

o A block trade in which a broker-dealer attempts to sell shares of our common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction.

o Purchases by a broker-dealer as principal and resale by that broker-dealer for its account using this prospectus.

The selling stockholder may also sell its shares through an exchange distribution in accordance with the rules of that exchange, through an ordinary brokerage transaction, in a privately negotiated transaction, or by using any combination of the foregoing methods.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales of our common stock covered by this prospectus, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares of our common stock covered by this prospectus or otherwise. In these hedging transactions, broker-dealers may engage in short sales of our common stock. In addition, the selling stockholders may sell shares short and redeliver those shares to close out short positions. The selling stockholders may also enter into options or other transactions with broker-dealers that require delivery to the broker-dealer of the covered shares. The broker-dealer may then resell or otherwise transfer those shares using this prospectus. Finally, the selling stockholders may loan or pledge shares to a broker-dealer. The broker-dealer may then sell the shares so loaned, or upon a default, sell the shares so pledged, in each case using this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder, and may also receive compensation from the purchasers of the shares for which they act as agents, to whom they act as principals, or both. Particular broker-dealers may receive compensation in excess of customary commissions in amounts negotiated in the context of certain sales.

Broker-dealers acting on behalf of the selling stockholders, agents of the selling stockholders, other broker-dealers participating in a given transaction, or the selling stockholders themselves may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of our common stock covered by this prospectus. As a consequence, any commissions, discounts or concessions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Any party deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act would be subject to the prospectus delivery requirements imposed by the Securities Act.

Any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. We have received no information suggesting that the selling stockholders have entered into any understandings or arrangements with any underwriters, broker-dealers or agents regarding the sale of our common stock. To our knowledge, no underwriter or coordinating broker has been commissioned to act in connection with any proposed sale of our common stock by the selling stockholders.

The shares of our common stock covered by this prospectus will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states shares of our common stock may not be sold unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and has been complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of shares of our common stock covered by this prospectus may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of that distribution. In addition, each of the selling stockholders will be subject to applicable provisions of the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of our common stock covered by this prospectus.

We will file a supplement to this prospectus under Rule 424(b) under the Securities Act if required to disclose any material arrangement that has been entered into between a selling stockholder and a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution.

We will bear all costs, expenses and fees in connection with the registration of the shares of our common stock covered by this prospectus. The selling stockholders will bear the cost of commissions, concessions or discounts, if any, attributable to sales by them of our common stock. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving the sale of our common stock covered by this prospectus against some liabilities, including liabilities arising under the Securities Act.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

A description of our common stock has been incorporated by reference to our Registration Statement on Form 8-A, as filed with the Commission on July 2, 1996.

                                     EXPERTS


Our consolidated financial statements of the Company incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed on April 2, 2001, and for the fiscal year ended December 31, 1999, as filed on March 30, 2000, have been so incorporated in reliance on the reports of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in auditing and accounting.

The Ziff-Davis financial statements incorporated into this prospectus by reference to the Ziff-Davis Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on April 13, 2000 and the Ziff-Davis Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as filed on August 14, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

 Sharon Le Duy, Senior Vice President--General Counsel, will pass upon the validity of the securities offered by this prospectus.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses payable by us in connection with the sale of the shares of our common stock being registered under this registration statement. All amounts other than the registration fee payable to the Commission are estimates.


Commission Registration Fee    $ 3,477.84
                               ----------

Legal Fees and Expenses        $        0

Accounting Fees and Expenses   $    2,000

Miscellaneous                  $      500
                               ==========

Total                          $ 5,977.84
                               ----------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Our bylaws and certificate of incorporation provide for the mandatory indemnification of our directors and officers, and to the extent authorized by the board of directors, Our employees and other agents, to the maximum extent permitted by Delaware Corporation Law, and we have entered into agreements with our officers, directors and certain key employees implementing such indemnification.

ITEM 16.  EXHIBITS

5.1      Opinion of Sharon Le Duy, Senior Vice President and General Counsel.

23.1     Consent of KPMG LLP.

23.2 Consent of Sharon Le Duy, Senior Vice President and General counsel (included in the opinion of Ms. Le Duy filed as Exhibit 5.1).


23.3     Consent of PricewaterhouseCoopers LLP.


24.1 Power of Attorney (included on page II-3 of this registration statement).

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlled person of the registrant in the successful defense of any officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Francisco, State of California, on this the 19th day of September, 2001.


                                                 CNET Networks, Inc.

                                                 By: /s/ Shelby W. Bonnie
                                                     ---------------------------
                                                 Name: Shelby W. Bonnie
                                                 Title: Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Shelby W. Bonnie and Douglas N. Woodrum and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and as of June 8, 2001



          Signature                                  Title
          ---------                                  -----

          /s/ Shelby W. Bonnie               Chief Executive Officer
          ----------------------------
          Shelby W. Bonnie

          /s/ Douglas N. Woodrum             Executive Vice President
          ----------------------------       and Chief Financial Officer
          Douglas N. Woodrum

          /s/ David Overmyer                 Senior Vice President, Finance
          ----------------------------       and Administration
          David Overmyer                     (Principal Accounting Officer)

          /s/ Dan Rosensweig                 President and Director
          ----------------------------
          Dan Rosensweig

          /s/ John C. "Bud" Colligan         Director
          ----------------------------
          John C. "Bud" Colligan

          /s/ Mitchell Kertzman              Director
          ----------------------------
          Mitchell Kertzman

          /s/ Eric Robison                   Director
          ----------------------------
          Eric Robison

          /s/ Eric Hippeau                   Director
          ----------------------------
          Eric Hippeau

          /s/ Randall Mays                   Director
          ----------------------------
          Randall Mays

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER          DESCRIPTION
-------         -----------

5.1             Opinion of Sharon Le Duy, Senior Vice President and General
                Counsel.

23.1            Consent of KPMG LLP.

23.2            Consent of Sharon Le Duy, Senior Vice President and General
                Counsel (included in the opinion of Ms. Le Duy filed as Exhibit
                5.1).

23.3            Consent of PricewaterhouseCoopers LLP.

24.1 Power of Attorney (included on page II-3 of this registration statement).





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